

06012554

Computershare

82-18

Investor Services

Francine Beauséjour
Relationship Manager
Stock Transfer
Direct line : (514) 982-7888 Ext. 7590
Direct fax : (514) 982-7580
Francine.beausejour@computershare.com

RECEIVED
2006 APR 14 A 11:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Computershare Trust Company of Canada
1500 University Street Suite 700
Montreal Quebec
H3A 3S8
Telephone 514-982-7888
Facsimile 514-982-7635
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
India
New Zealand
Philippines
South Africa
United Kingdom
USA

April 3, 2006

United States Securities &
Exchange Commission
Office of International Corporate
Finance Stop 3-9
450 - 5th Street, N.W.
Washington, D.C. 20549 U.S.A.

SUPPL

RE: DOMTAR INC.

Sir / Madam:

The following material has been sent by prepaid mail on March 27, 2006 to each shareholder of Domtar Inc.

1. 2005 Annual Report including Audited Annual Financial Statements as at December 31, 2005 and 2004 (to all holders who did not request not to receive the Annual Report) (English or French)

2. Notice of the Annual Meeting of the Holders of Common Shares and Management Proxy Circular (English or French)

3. Form of Proxy including a request to receive Interim Financial Reports and to not receive the Annual Report (English or French)

4. Prepaid Return Envelope
   Canada (Bilingual)
   United States & International (English)

PROCESSED
APR 17 2006
THOMSON
FINANCIAL

Please do not hesitate to contact me should you have any questions or require further information.

Sincerely,
Computershare Trust Company of Canada

F. Beauséjour

Francine Beauséjour

FB/lj
c.c.: Domtar Inc.

dlw 4/17